UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the month of January 2020

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9001

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Incorporation by Reference

This Report on Form 6-K shall be incorporated by reference into the Registrant's Form F-3 Registration Statement (File No. 333-219708), as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed or furnished by the Registrant under the Securities Act of 1933 or the Securities Act of 1934, in each case as amended.

The Offering and Subscription Agreement

On January 27, 2020, Eros International Plc (the “Company”) announced a registered direct offering (the “Offering”) of up to 13,888,889 of the Company’s A ordinary shares, par value GBP 0.30 per share (the “Shares”). The Offering is being effected pursuant to a prospectus supplement (the “Prospectus Supplement”) under the Company’s Registration Statement on Form F-3 (Registration No. 333-219708), as amended (the “Registration Statement”). The Registration Statement was declared effective on October 2, 2017. The exhibits filed herewith in connection with the Offering are hereby incorporated by reference into the Registration Statement.

The Shares will be issued and sold from time to time pursuant to a Subscription Agreement, the form of which is attached as Exhibit 10.1 hereto. Subject to certain limitations set forth in the subscription agreement, each time the Company wishes to sell A ordinary shares under the agreement, it will notify an investor of the number of shares to be sold and the minimum price below which the sale will not be made. The per share purchase price for sales will be an amount equal to 95% of the lowest daily volume weighted average price, or VWAP, of the A ordinary shares on the New York Stock Exchange for each of the five successive trading days beginning on the first trading day following the date of the Company’s notice to the investor. However, if the VWAP on any trading day during this five-day period is lower than any minimum price specified in the notice to the investor, then for each such trading day, the number of A ordinary shares to be sold under such notice will automatically be reduced by an amount equal to 20% and that trading day will not be included in the final determination of the per share purchase price. No sales will be made prior to February 29, 2020 at a per share price less than $3.60.

The Company makes certain customary representations and warranties in the agreement, including with respect to certain capitalization and securities law matters. The agreement also obligates the parties to indemnify each other for certain losses suffered or incurred by reason of the other party’s breach of the agreement.

The closing of any sale of Shares will generally occur on the second business day following the date on which any sales are made.

The Company may receive net proceeds of up to $50,000,000 from the Offering, before deducting estimated Offering expenses, which the Company intends to use to fund investment in new content, with a focus on digital, and the remainder for general corporate purposes. However, because there is no minimum Offering amount, the actual net proceeds to the Company, if any, is not determinable at this time. There can be no assurance that the Company will sell any of the Shares.

A copy of the opinion of Cains Advocates Limited relating to the Shares is filed as Exhibit 5.1 hereto.

Exhibits

The foregoing summary of the terms of the subscription agreement is not complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is attached as exhibit 10.1 to this Report of Foreign Issuer on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description

5.1	Opinion of Cains Advocates Limited
10.1	Form of Subscription Agreement
23.1	Consent of Cains Advocates Limited (included in Exhibit 5.1 hereto)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2020	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer